11023401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 27 2011
Washington, DC
101

SEC FILE NUMBER
8- 66105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2010 (MM/DD/YY) AND ENDING August 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Mastrodicasa, Chief Compliance Officer 512-467-3655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett Stratemann & Co.
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Rd.	Austin	Texas	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Mastrodicasa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REGINA CUMPIAN
My Commission Expires
August 5, 2012

NOTARY PUBLIC
STATE OF TEXAS

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PS&Co. Padgett Stratemann

Independent Auditors' Report

Mr. Chris Szaniszlo, Managing Director
First Public, L.L.C.
Austin, Texas

We have audited the accompanying statement of financial condition of First Public, L.L.C. (the "Company"), a wholly owned subsidiary of Texas Association of School Boards, Inc., as of August 31, 2011, and the related statements of income, changes in capital, and cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, L.L.C. as of August 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Net Capital Computation is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann + Co., LLP

Certified Public Accountants
October 14, 2011

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2011

ASSETS		
Cash and cash equivalents	$	1,658,238
Deposit with clearing organization		111,875
Accounts receivable		641,579
Prepaid expenses		27,494
Total Assets	$	2,439,186
LIABILITIES AND CAPITAL		
Accounts payable	$	43,086
Accounts payable to affiliated organizations		579,701
Total Liabilities		622,787
Retained earnings		1,816,399
Total Capital		1,816,399
Total Liabilities and Capital	$	2,439,186

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2011

Revenue:		
Lone Star Investment Pool	$	2,519,664
Municipal debt		470,268
Supplemental benefits		343,768
Other investment products		253
Net investment income		2,268
Total Revenue		3,336,221
Non-Interest Expenses:		
Administrative services provided by affilitated organization		690,680
Employee lease with affiliated organization		1,253,887
Royalties		33,400
Financial audit		22,395
Software support/license fee		24,950
Consultants		27,782
Outside counsel		32,552
Building lease with affiliated organization		67,286
Information access charges		15,552
Insurance		51,551
Clearing fees		25,070
Other expense		13,681
Total Expenses		2,258,786
Net Income	$	1,077,435

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2011

Beginning Balance	$	1,688,964
Net income		1,077,435
Capital distributions		(950,000)
Ending Balance	$	1,816,399

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2011

Cash flows from operating activities:		
Net income	$	1,077,435
Changes in assets and liabilities:		
Increase in deposit held with clearing organization		(34)
Increase in accounts receivable		(306,335)
Decrease in prepaid expenses		4,941
Decrease in accounts payable		(6,759)
Increase in accounts payable to affiliated organizations		95,834
Net cash provided by operating activities		865,082
Cash flows from financing activities:		
Capital distributions to TASB		(950,000)
Net cash used in financing activities		(950,000)
Net decrease in cash and cash equivalents		(84,918)
Cash and cash equivalents Beginning of Year		1,743,156
Cash and cash equivalents End of Year	$	1,658,238

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 1–NATURE OF OPERATIONS

First Public, LLC (First Public), was created on May 14, 2003, and provides financial and insurance related services to school districts and other local governments within Texas. First Public is a wholly owned subsidiary of the Texas Association of School Boards, Inc. (TASB) and was formed pursuant to and in accordance with the Texas Limited Liability Company Act (as recodified and amended in Tex. Bus. Org. Code §101.001, *et seq.*). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended, and is licensed with the Texas Department of Insurance. First Public is also a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star Investment Pool (Lone Star) revenue is earned ratably over the service period based on the daily net asset values of Lone Star. Municipal debt underwriting revenue is recognized as bond offerings are completed. Supplemental benefits revenue is earned ratably based on premiums paid to carriers by participants.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2011 consist of cash, money market accounts, and money market mutual funds. The financial institutions holding First Public's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Effective July 10, 2010, the FDIC's insurance limits were permanently increased to $250,000. At August 31, 2011, First Public's interest bearing cash accounts were fully insured. Money market funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under 501(c)(3). No provision for income tax expense has been made in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2007.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star with administrative and distribution services. Lone Star is a public funds investment pool established on July 25, 1991 in accordance with the Texas Interlocal Cooperation Act (Tex. Gov. Code, chap. 791) and the Texas Public Funds Investment Act (Tex. Gov. Code, chap. 2256). The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and other political subdivisions or agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2009 through August 31, 2014. First Public earned $2,519,664 under this agreement for the fiscal year ended August 31, 2011, which represents approximately 76 percent of First Public's total revenue. At August 31, 2011, $150,218 of this earned revenue was receivable from Lone Star.

SUBSEQUENT EVENTS:

Subsequent events have been evaluated through October 14, 2011, which is the date the financial statements were issued.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. The current administrative services agreement was entered into as of April 27, 2009 and remains in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2011, First Public incurred expenses totaling $690,680 under the agreement. At August 31, 2011, $186,556 was owed to TASB.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of April 27, 2009 and remains in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2011, First Public incurred expenses totaling $1,253,887 under the agreement. At August 31, 2011, $376,324 was owed to TASB.

During the year ended August 31, 2011, First Public made a distribution of earnings to TASB of $450,000 and returned TASB's initial capital contribution of $500,000. Both distributions are reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2011, First Public had net capital of $1,277,135, which was $1,177,135 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .49 to 1, at August 31, 2011.

First Public operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective April 27, 2009. The lease was amended effective September 1, 2010. The current lease agreement, as amended, requires monthly payments of $5,607, and remains in effect until terminated in accordance with the terms of the agreement. Rent expense incurred for the fiscal year ended August 31, 2011 totaled $67,286. At August 31, 2011, $16,821 was owed to TASB under the terms of the lease agreement.

NOTE 6–CLEARING ORGANIZATION

First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $100,000, as of August 31, 2011, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization.

NOTE 7–CURRENT ECONOMIC CONDITIONS

Current economic and financial market conditions could adversely affect the results of First Public's operations in future periods. The current economic instability in the financial markets may significantly impact the volume of future brokerage transactions, financial management services, and insurance-related services, which could have an adverse impact on First Public's future operating results.

NOTE 8 – FAIR VALUE OF ASSETS AND LIABILITIES

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1** - Quoted prices in active markets for identical assets or liabilities.
- **Level 2** - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

Supplemental Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2011

Computation of net capital:		
Total capital	$	1,816,399
Nonallowable assets:		
Accounts receivable		480,359
Prepaid expenses		27,494
Total nonallowable assets		507,853
Net capital before haircuts on securities positions		1,308,546
Haircuts on securities		31,411
Net capital		1,277,135
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000
Excess net capital	$	1,177,135
Aggregate indebtedness		$622,787
Ratio of aggregate indebtedness to net capital		.49 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2011 Part IIA FOCUS filing.

Supplementary Report

PS&Co. Padgett Stratemann

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15C3-3

Mr. Chris Szaniszlo, Managing Director
First Public, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements of First Public, L.L.C. (the "Company"), a wholly owned subsidiary of Texas Association of School Boards, Inc., as of and for the year ended August 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Director, the Governance Committee, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Padgett, Stratemann + Co., LLP

Certified Public Accountants
October 14, 2011

PS&Co.

Padgett Stratemann

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE 800 879 4966
Padgett-CPA.com

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

FOR THE FISCAL YEAR ENDED AUGUST 31, 2011

With Report and Supplementary
Report of Independent Auditors

PS&Co.

Padgett Stratemann

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE FISCAL YEAR ENDED AUGUST 31, 2011

With Report and Supplementary
Report of Independent Auditors